EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
ANNOUNCEMENT
CHANGE OF QUALIFIED ACCOUNTANT

The Company has obtained a conditional waiver from the Stock Exchange from strict compliance with Rule 3.24 of the Listing Rules in relation to the requirement for the appointment of a qualified accountant for a period of three years commencing from 15th May, 2007 to 14th May, 2010.
Reference is made to the announcements made by Brilliance China Automotive Holdings Limited (the “Company”, together with its subsidiaries, the “Group”) dated 21st April, 2005 and 8th September, 2005, respectively in respect of the 3-year conditional waiver (the “Current Waiver”) granted by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) relating to the requirement to appoint a qualified accountant by the Company, on the condition that during the three year-period from 15th April, 2005, the Company shall engage a person who shall meet all the requirements of Rule 3.24 of the Listing Rules (other than for the fact that he/she is not a fellow or an associate member of the Hong Kong Society of Accountants (now known as the Hong Kong Institute of Certified Public Accountants (“HKICPA”)) or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA) and the Company shall have in place an arrangement whereby such person shall have continual access to the assistance of other person(s) possessing the professional qualifications specified under the Rule 3.24 of the Listing Rules.
On 1st May, 2007, Madam Zhang Ruiping (“Madam Zhang”), the head of the financial department of the Group and the qualified accountant of the Company resigned in pursuit of other career development. Madam Zhang has confirmed that she has no disagreement with the board of directors of the Company and does not have any other matters that need to be brought to the attention of the holders of securities of the Company. Under the terms of the Current Waiver, the Current Waiver ceased with immediate effect upon the resignation of Madam Zhang. The Company appointed Ms. Huang Yu (“Ms. Huang”), the financial manager of the Group as the head of the financial department of the Group and the qualified accountant of the Company in place of Madam Zhang effective 1st May, 2007. Ms. Huang is able to meet all the requirements set out in Rule 3.24 of the Listing Rules (other than for the fact that she is not a fellow or an associate member of the HKICPA or a similar body of accountants recognized by the HKICPA for the purpose of granting exemptions from the examination requirement for membership of the HKICPA). The Company has duly informed the Stock Exchange of the change and applied to the Stock Exchange for a waiver from strict compliance with Rule 3.24 of the Listing Rules.
On 15th May, 2007, the Company was granted a conditional waiver (the “New Waiver”) for a period of three years commencing from 15th May, 2007 to 14th May, 2010 from the Stock Exchange. The Company has engaged RSM Nelson Wheeler as the external adviser to Ms. Huang. During the period covered by the New Waiver, Ms. Huang will have continual access to the assistance of Mr. Eugene Liu, a partner of RSM Nelson Wheeler and a member of the HKICPA and is designated by RSM Nelson Wheeler to assist Ms. Huang. Should there be any changes to the aforementioned arrangements, the New Waiver will cease with immediate effect and the Company will duly inform the Stock Exchange and take remedial steps to comply with the Listing Rules.
As at the date of this announcement, the board of directors of the Company comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 15th May, 2007
* for identification purposes only

1